UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 30, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(A Publicly Held Company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON APRIL 23, 2014

Date, time and place: Held on April 23, 2014, at 8:30 AM, at L’Hotel, at Alameda Campinas,nº 266, Jardim Paulista, in the city of São Paulo, State of São Paulo.

Call Notice: Call notice dismissed due to the attendance of the totality of the members of the Board of Directors, in accordance with item 6 of its Internal Regiment.

Attendance: All members of the Board of Directors of the Company in office were present: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.

Presiding:                                                       Sr. José Luciano Duarte Penido — Chairman.

Sra. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of art. 17 of the Company’s Bylaws: (i) approve the review and ratification of the composition of the Advisory Committees to the Company’s Board of Directors; (ii) approve the expansion of limit to forfaiting transactions; and (iii) approve the review of the Information Disclosure Policy of the Company.

Resolutions: After discussion and analysis of the matters included on the agenda, the following resolutions were passed by the unanimous vote of the attending Directors:

(i)     Assign Mr. Mario Antonio Bertoncini resignation from its duties as member of the Finance Committee.

Amend the composition of Personnel and Remuneration Committee, in such a manner that Mr. José Armando Figueiredo Campos passes to exercise the position of member of the referred Committee, as well as nominate Mr. Alexandre Gonçalves Silva to exercise the duty of Coordinator of the Personnel and Remuneration Committee.

Therefore, the Board of Directors approve and ratify the composition of all of the Advisory Committees to the Company’s Board of Directors, as described below, whose term of office will always match with the term of members of Board of Directors, with exception to the Statutory Audit Committee, which will follow the term of office established with the article 29, paragraph 2 of the Company’s Bylaws.

Statutory Audit Committee

Coordinator and member:	Maria Paula Soares Aranha
Member and financial expert:	Samuel de Paula Matos
Member:	José Écio Pereira da Costa Junior
Secretary:	Everson Zaczuk Bassinello

Finance Committee

Coordinator:	Guilherme Perboyre Cavalcanti
Members:	Laura Bedeschi Rego de Mattos
Marcos Barbosa Pinto
Sergio Augusto Malacrida Jr.
Secretary:	Marcelo Campos Habibe

Innovation Committee

Coordinator and member:	Carlos Augusto Lira Aguiar
Members:	Eduardo Borges de Andrade Filho
Eduardo Rath Fingerl
José Luciano Duarte Penido
Marcelo Strufaldi Castelli
Raul Calfat
Secretary:	Vinícius Nonino

Personnel and Remuneration Committee

Coordinator and member:	Alexandre Gonçalves Silva
Members:	José Armando de Figueiredo Campos
Gilberto Lara Nogueira
José Luciano Duarte Penido
Secretary:	Luiz Fernando Torres Pinto

Sustainability Committee

Coordinator and member:	José Luciano Duarte Penido
Members:	Ailton Alves Lacerda Krenak
Aires Galhardo
Claudio Valladares Pádua
Naomar Monteiro de Almeida Filho
Paulo Ricardo Pereira da Silveira
Sergio Besserman Vianna
Sergio Eduardo Weguelin Vieira
Secretary and member:	Carlos Alberto de Oliveira Roxo

(ii)   Approve, in accordance with the recommendation of the Financial Committee, the expansion of limit to forfaiting transactions of the Company to USD 770,000,000.00 (seven hundred and seventy million dollars), being the use of the program allowed to any customer and bank. The execution of the transactions will be subject to the banks’ conditions, pursuant to the costs, terms and the discounting needs, under management and at discretion of the Company’s Board of Officers.

(iii) Approve the review of the Information Disclosure Policy for the Capital Market, in accordance with the Exhibit I attached hereto, changing the system of disclosure of Material Facts, pursuant to CVM Instruction No. 547/14.

Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the those members of the Board present. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; Raul Calfat and Claudia Elisete Rockenbach Leal — Secretary

São Paulo, April 23, 2014.

We hereby certify that this is a true copy of the minutes of the Ordinary Meeting of the Board of Directors held on April 23, 2014 recorded in the appropriate book.

Signatures:

José Luciano Duarte Penido Chaiman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO